Exhibit 99.5

John Ramsay Chief Executive Officer	Tel: +41 61 323 53 62 Fax: +41 61 323 65 33 john.ramsay@syngenta.com	Syngenta International AG Schwarzwaldallee 215 4058 Basel Switzerland www.syngenta.com

To: All employees worldwide

March 8, 2016

Dear colleagues

Following last month’s ChemChina announcement, the Prospectus for the Swiss Public Tender Offer has been published today by CNAC Saturn (NL) B.V. (a subsidiary of ChemChina), marking a key step in the process to purchase Syngenta. Details are available on www.chemchina.com/press. A separate offer will be commenced in the US, with an Offer to Purchase expected to be published on March 23.

Both the Swiss and US Public Tender Offers are expected to open on March 23, from which date Syngenta shareholders will be able to tender their shares. The Offers are expected to remain open until completion of all regulatory approvals and certain other offer conditions, with settlement of the Offers by the end of the year. One offer condition is that a minimum of 67% of all Syngenta shares must be tendered for the deal to go ahead.

If you are a Syngenta shareholder or a holder of Syngenta ADSs, you will receive a letter from the financial institution that holds these on or shortly after March 23 outlining the key terms of the Offer to you and providing details on how to tender your shares or ADSs. Please note that any blocked shares you may hold cannot be tendered at this time and further details will be provided in due course.

Syngenta shareholders are offered an attractive price, in cash, which recognizes the value of our leading portfolio, market positions and people. The Board of Directors of Syngenta has stated that the proposed transaction is in the best interests of all stakeholders and is unanimously recommending the deal to shareholders.

With many of our employees also shareholders, I am sure that there will be many questions about the Offers. Information is available at www.Syngenta-growth.com and employee Q&As will be regularly updated on mySyngenta.

Such Public Tender Offers are a new experience for many of us, so I will continue to ensure that you are informed of all key developments throughout the process.

John Ramsay

Disclaimer

This letter is not an offer to purchase or a solicitation of an offer to sell any securities. Any offer or offer document, if any, would be made and distributed by ChemChina or its subsidiaries.

Additional information and where to find it

The Swiss Public Tender Offer and the US Offer for the outstanding shares and (in the case of the US Offer) for American Depositary Shares of Syngenta have not been commenced. This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell company securities. The solicitation and offer to buy company securities will only be made pursuant to the Prospectus for the Swiss Public Tender Offer and a Schedule TO and other documents relating to the US Offer that will be filed with the US Securities and Exchange Commission (“SEC”). At the time the US Public Tender Offer is commenced, ChemChina and a designated direct or indirect subsidiary will file a tender offer statement on Schedule TO with the SEC and thereafter, the company will file a solicitation/recommendation statement on Schedule 14d-9 with respect to the offer. Investors and security holders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. Investors and security holders may obtain a free copy of these materials (when available) and other documents filed by ChemChina and the company with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by the company at www.syngenta.com.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this letter are forward-looking statements, including statements regarding the expected consummation of the acquisition, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition, such as regulatory approval for the transaction and the tender of at least 67% of the outstanding shares of the company, the possibility that the transaction will not be completed and other risks and uncertainties discussed in the company’s public filings with the sec, including the “risk factors” section of the company’s form 20-F filed on February 11, 2016 as well as the tender offer documents to be filed by the offeror and the solicitation/recommendation statement to be filed by the company. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. The offeror, ChemChina and the company disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this letter or otherwise.